Reply Attention of	Bernard Pinsky
Direct Tel.	604.643.3153
EMail Address	bip@cwilson.com
Our File No.	24935-0001 / D/BIP/741662.1

July 26, 2005

VIA FAX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stathis Kouninis

Dear Sirs:

Re: Braintech, Inc. (the “Company”) Form 10-KSB for Year Ended December 31, 2004 Form 10-KSB for Quarter Ended March 31, 2005

                         We act as attorneys for Braintech Inc. The Company is diligently attempting to respond to your questions set out in your letter dated July 13, 2005, however, the Company’s auditors have been on vacation for the past several weeks and the Company has been unable to finalize their response.

The Company requests an extension to August 12, 2005 to respond to your letter. We thank you in advance for your consideration.

Yours truly,

CLARK WILSON LLP

Per: /s/ Bernard Pinsky

Bernard Pinsky

BIP/CSW

cc: Braintech, Inc. – Attention: Ted White (via fax)

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